Bear Stearns Active ETF Trust
237 Park Avenue
New York, New York 10017

February 22, 2008

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Bear Stearns Active ETF Trust (f/k/a YYY Trust) Registration Statement on Form N-1A (File Nos. 811-22038 and 333-141421)

Ladies and Gentlemen:

        Bear Stearns Active ETF Trust hereby requests that the above-referenced Registration Statement become effective February 27, 2008.

Very truly yours,
BEAR STEARNS ACTIVE ETF TRUST
By: /s/ Jeffry P. Brown
Jeffry P. Brown, President